UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

MI Developments Inc.

(Name of issuer)

Class A Subordinate Voting Shares

(Title of class of securities)

55304X 10 4

(CUSIP number)

Kenneth G. Alberstadt

Akerman Senterfitt LLP

335 Madison Avenue, Suite 2600

New York, NY 10017

(212) 880-3817

(Name, address and telephone number of person authorized to receive notices and communications)

October 1, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 55304X 10 4	Page 2 of 8 Pages

1	Names of reporting persons: STRONACH TRUST I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only:
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: ONTARIO, CANADA
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 363,414
	8	Shared voting power: 0
	9	Sole dispositive power: 363,414
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person: 363,414
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☒
13	Percent of class represented by amount in Row (11): 0.8%
14	Type of reporting person (see instructions): OO

CUSIP No. 55304X 10 4	Page 3 of 8 Pages

1	Names of reporting persons: 445327 ONTARIO LIMITED I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only:
4	Source of funds (see instructions): WC/BK
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: ONTARIO, CANADA
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 363,414
	8	Shared voting power: 0
	9	Sole dispositive power: 363,414
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person: 363,414
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☒
13	Percent of class represented by amount in Row (11): 0.8%
14	Type of reporting person (see instructions): OO

CUSIP No. 55304X 10 4	Page 4 of 8 Pages

1	Names of reporting persons: FRANK STRONACH I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only:
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: AUSTRIA
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 363,414
	8	Shared voting power: 70,000
	9	Sole dispositive power: 363,414
	10	Shared dispositive power: 70,000
11	Aggregate amount beneficially owned by each reporting person: 433,414
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☒
13	Percent of class represented by amount in Row (11): 0.9%
14	Type of reporting person (see instructions): IN

CUSIP No. 55304X 10 4	SCHEDULE 13D/A	Page 5 of 8 Pages

This Amendment No. 15 to Schedule 13D amends the Statement on Schedule 13D (the “Statement”) filed by Frank Stronach (“Mr. Stronach”) on September 5, 2003, as previously amended, with respect to the Class A Subordinate Voting Shares (the “Class A Shares”) of MI Developments Inc., an Ontario, Canada corporation (the “Company”). This Amendment No. 15 is being filed to report the proposal by ST Acquisition Corp. (“STAC”), an entity owned by a trust the trustees of which are members of the Stronach family, to initiate an offer to purchase (the “Offer”) all of the outstanding Class B Voting Shares (the “Class B Shares”) and the Class A Shares of the Company not beneficially owned by STAC’s affiliates and associates (including the Reporting Persons (as defined below), Fair Enterprise Limited (“Fair Enterprise”) and Bergenie Anstalt (“Bergenie”)) (such Class A Shares and Class B Shares are collectively referred to hereinafter as the “Subject Shares”).

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the Class A Shares. The principal executive offices of the Company are located at 455 Magna Drive, Aurora, Ontario, Canada, L4G 7K1 7A9.

Item 2. Identity and Background.

This Statement is being filed by Mr. Stronach, the Stronach Trust and 445327 Ontario Limited (“445327” and, together with Mr. Stronach and the Stronach Trust, the “Reporting Persons”).

Item 3. Source and Amount of Funds or Other Consideration.

The purchase price for the Subject Shares would be funded through a combination of available cash-on-hand and third party financing which is in the process of being arranged.

Item 4. Purpose of the Transaction.

Item 4 is amended by adding the following:

On October 1, 2010, STAC sent a letter to the Company advising the Company of its intent to initiate the Offer. If all of the Subject Shares are tendered in the Offer, STAC would acquire approximately 46,110,564 outstanding Class A Shares and approximately 163,999 Class B Shares for $13.00 per share in cash, representing a premium of approximately 21.8% over the closing price of the Class A Shares on the NYSE on October 1, 2010. The aggregate purchase price for the Subject Shares would be approximately $601,569,319.

STAC expects to commence the Offer after adequate financing arrangements have been arranged and as soon as practicable following receipt of a formal valuation of the Subject Shares as required by applicable Canadian securities laws. The Offer would not be conditioned upon any minimum number of Subject Shares being tendered and would not be subject to any financing contingencies. The Offer would be conditioned on receipt of applicable regulatory approvals and other customary closing conditions, including the absence of any material adverse change in respect of the Company. If a sufficient number of Subject Shares as required under applicable laws are beneficially owned by the Reporting Persons following the completion of the Offer, any Subject Shares not acquired in the Offer are expected to be acquired in a subsequent transaction at the same cash price per share. If the Offer is not consummated or if the Offer is consummated but for any reason a subsequent transaction is not consummated, the Reporting Persons would review their options at that time, which would include taking no further action, purchasing or disposing of Class A Shares and/or Class B Shares in the open market or in privately negotiated transactions, making a new offer or seeking to negotiate a merger or other business combination with the Company. Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Persons may be deemed to beneficially own Class A Shares as follows:

•

Mr. Stronach does not hold any Class A Shares directly. Mr. Stronach may be deemed to beneficially own 363,414 Class A Shares issuable upon conversion of Class B Shares held by 445327; 50,000 Class A Shares held by Fair Enterprise; and 20,000 Class A Shares issuable upon conversion of Class B Shares by Fair Enterprise, representing approximately 0.9% of the Class A Shares in the aggregate.

•

The Stronach Trust does not hold any Class A Shares directly. The Stronach Trust and 445327 may each be deemed to beneficially own 363,414 Class A Shares issuable upon conversion of Class B Shares held by 445327, representing approximately 0.8% of the Class A Shares.

CUSIP No. 55304X 10 4	SCHEDULE 13D/A	Page 6 of 8 Pages

The Reporting Persons may be deemed to constitute a group with respect to the acquisition, holding, voting and disposition of Class A Shares beneficially owned by Bergenie, Fair Enterprise and each Reporting Person. The filing of this amendment shall not be construed as an admission that such a group exists or that any Reporting Person beneficially owns any Class A Shares that are held or beneficially owned by any other Reporting Person or by Fair Enterprise or Bergenie. Without limitation of the foregoing, each Reporting Person disclaims beneficial ownership of Class A Shares held by any other person or entity for purposes other than U.S. securities law purposes.

(b)	Mr. Stronach, Bergenie and Fair Enterprise may be deemed to share voting and dispositive power over the Class A Shares held by Fair Enterprise. Each other Reporting Person may be deemed to have sole voting and dispositive power over the Class A Shares beneficially owned by such Reporting Person.

(c)	There have been no transactions in the Company’s shares by the Reporting Persons, or, to the knowledge of the Reporting Persons, by the persons listed in Schedule A during the past sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Shares reflected on the cover pages to this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

The Offer has not yet commenced, and this Amendment is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the Offer is commenced, STAC will file a tender offer statement on Schedule TO with the Securities and Exchange Commission. Company stockholders are strongly advised to read the tender offer statement, including the offer to purchase, related letter of transmittal and other offer documents, because they will contain important information. Once filed, these documents will be available at no charge on the SEC’s website at www.sec.gov.

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement
Exhibit B	Letter dated October 1, 2010 from STAC to the Company
Exhibit C	Press Release dated October 1, 2010

CUSIP No. 55304X 10 4	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2010

/s/ Frank Stronach
Frank Stronach

STRONACH TRUST

By:	/s/ Frank Stronach
	Name:	Frank Stronach
	Title:	Trustee

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
	Name:	Belinda Stronach
	Title:	President

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

Trustees of the Stronach Trust

The following table sets forth the name, business address and present principal occupation of each trustee of the Stronach Trust. Except as set out below, each individual listed below is a citizen of Canada.

Name	Principal Occupation	Business Address
Frank Stronach (citizen of Austria)	Partner, Stronach & Co. (Consultant)	in care of Magna International Europe Magna-Strasse 1 A-2522 Oberwaltersdorf, Austria

Belinda Stronach	Executive Vice-Chairman of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Andrew Stronach	President of The Alpen House ULC	The Alpen House ULC 14875 Bayview Avenue RR#2 Aurora, Ontario, Canada L4G 3C8

Elfriede Stronach	Secretary and Treasurer of The Alpen House ULC	The Alpen House ULC 14875 Bayview Avenue RR#2 Aurora, Ontario, Canada L4G 3C8

Executive Officers and Directors of 445327 Ontario Limited

The following table sets forth the name, business address and present principal occupation of each director and executive officer of 445327 Ontario Limited. Each individual listed below is a citizen of Canada.

Name	Principal Occupation	Business Address
Belinda Stronach	Executive Vice-Chairman of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Elfriede Stronach	Secretary and Treasurer of The Alpen House ULC	The Alpen House ULC 14875 Bayview Avenue RR#2 Aurora, Ontario, Canada L4G 3C8

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree jointly to prepare and file with regulatory authorities a Statement on Schedule 13D/A reporting a material change in facts, and any further amendments related thereto, and hereby affirm that such Statement on Schedule 13D/A and any such further amendments are being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: October 1, 2010

/s/ Frank Stronach
Frank Stronach

STRONACH TRUST

By:	/s/ Frank Stronach
	Name:	Frank Stronach
	Title:	Trustee

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
	Name:	Belinda Stronach
	Title:	President

EXHIBIT B

LETTER FROM STAC TO THE COMPANY

ST ACQUISITION CORP.

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

October 1, 2010

The Board of Directors

MI Developments Inc.

455 Magna Drive

Aurora, ON L4G 7A9

Attention:	Mr. Dennis J. Mills, Vice-Chairman and Chief Executive Officer
Senator Rod A. A. Zimmer, Lead Director

Dear Sirs:

We are delivering this letter to inform you of our intention to make an offer to your shareholders to acquire any and all of the issued and outstanding Class A Subordinate Voting Shares and Class B Shares of MID that we do not already own at a price of US$13.00 per share in cash. For your information, our company is indirectly controlled by members of the Stronach Family, who as you are aware, also own or control certain corporations that currently own in the aggregate 50,000 Class A Subordinate Voting Shares and 383,414 Class B Shares. These shares together represent approximately 60% of the total voting power of MID’s outstanding shares.

The offer price implies a premium of approximately 21.8% to today’s closing price per Class A Subordinate Voting Share on the New York Stock Exchange.

Our offer will be open for acceptance for at least 35 calendar days from the time it is formally made and it will be subject to customary conditions, including the absence of any material adverse change in respect of MID. Our offer will not have any minimum tender condition. This will allow any shareholder who accepts the offer to sell its shares to us regardless of whether other shareholders have tendered their shares. In the event that a sufficient number of shares are tendered so that we are entitled under applicable corporate and securities laws to acquire any remaining shares of MID not owned by us, we currently intend to acquire such remaining shares at the same cash price per share as the offer price.

We intend to continue to execute MID’s business plan and in particular we remain committed to the growth and development of MID’s racing and gaming business. The views of Mr. Frank Stronach, one of the directors of our company, as to the potential for the racing and gaming business have been public for many years. Although its development has taken longer and had more setbacks than anticipated, we strongly believe that this business is now well-positioned to succeed. Our expectation is that the growth of the racing and gaming business will mitigate the adverse impact to MID that is being experienced (and which MID has publicly stated is likely to continue) because of the recent economic crisis and the resulting global restructuring of the automotive industry, in particular in the regions around the world where MID’s principal properties are located.

Our offer will constitute an “insider bid” within the meaning of Multilateral Instrument 61-101 – Special Transactions. Accordingly, we respectfully request that the Board establish a special committee of independent directors to supervise the preparation of a formal valuation of the shares and deliver such valuation to us by no later than October 22, 2010. We are of course prepared to pay the expenses of the formal valuation in accordance with applicable securities laws.

The terms and conditions of our offer will be described in a formal take-over bid circular/offer to purchase which we will send to your shareholders upon commencement of the offer, which we anticipate will take place as soon as practicable following receipt of the formal valuation. In order to complete the necessary mailing, we hereby request that a current list as of the most recent practicable date of all holders of Class A Subordinate Voting Shares and Class B Shares be delivered to us at your earliest opportunity.

Our offer will be financed through a combination of our available cash-on-hand and third party financing that we are in the process of arranging. While there are no assurances that such third party financing will be available on terms that are acceptable to us, we are confident that we will be able to arrange the required financing prior to completion of the formal valuation. Please note that we have no intention at present to sell any of our shares of MID to a third party or to consider a transaction that would allow MID to be acquired by an entity unaffiliated with us.

We understand that the special committee will review and evaluate our offer with its financial and legal advisors. Throughout this process, we and our representatives will remain available to meet and discuss our offer and plans for MID in greater detail. We believe that our offer will be welcomed by many shareholders, as it will provide them with the opportunity to realize immediate value for their shares at an attractive price.

Yours sincerely,

ST ACQUISITION CORP.

By:	/s/ Frank Stronach
Mr. Frank Stronach

EXHIBIT C

PRESS RELEASE

ST ACQUISITION CORP. ANNOUNCES INTENTION

TO MAKE OFFER TO ACQUIRE ANY OR ALL SHARES OF MI DEVELOPMENTS

AURORA, October 1, 2010 / CNW /—ST Acquisition Corp. (“STAC”), a corporation controlled by members of the Stronach Family, announced today that it intends to make an offer (the “Offer”) to acquire any or all of the Class A Subordinate Voting Shares and Class B Shares of MI Developments Inc. (“MID”) (TSX: MIM.A, MIM.B; NYSE: MIM) not already owned by it or its affiliates and associates at a price of US$13.00 per share in cash. STAC and its affiliated and associated entities currently own an aggregate of 50,000 Class A Subordinate Voting Shares and 383,414 Class B Shares of MID, which together represent approximately 60% of the total voting power of MID’s outstanding shares.

The Offer represents a premium of approximately 21.8% to the October 1, 2010 closing price per Class A Subordinate Voting Share on the New York Stock Exchange. STAC believes that the Offer, which was communicated today to MID’s Board of Directors after the close of markets, will be welcomed by many shareholders, as it will provide them with the opportunity to realize immediate value for their shares at an attractive price.

If the Offer is successful, STAC expects that MID will continue to execute its business plan including the growth and development of MID’s racing and gaming business, which STAC believes is well-positioned to succeed and to mitigate the adverse impact to MID that is being experienced (and which MID has publicly stated is likely to continue) because of the recent economic crisis and the resulting global restructuring of the automotive industry, in particular in the regions around the world where MID’s principal properties are located.

The Offer will be an “insider bid” for purposes of applicable securities laws, and as such, STAC expects that the Board of Directors of MID will establish a special committee (“Special Committee”) of independent directors to consider the Offer. STAC has formally requested that the Board of Directors of MID appoint an independent valuator to complete the formal valuation of the outstanding shares of MID that is required to be included in STAC’s take-over bid circular/offer to purchase to be mailed to MID shareholders upon the formal commencement of the offer. It is intended that the mailing of the take-over bid circular/offer to purchase and related documents will take place as soon as practicable after receiving the formal valuation.

The take-over bid circular/offer to purchase will be prepared in accordance with Canadian and U.S. securities law requirements, and will provide that the Offer will be open for acceptance for a minimum 35 calendar day period and will be subject to customary conditions, including the absence of any material adverse change in respect of MID. The Offer will not contain a minimum tender condition, nor will it be subject to any financing condition. The Offer will be financed through a combination of available cash-on-hand and third party financing that is currently being arranged. The take-over bid circular/offer to purchase will not be mailed to shareholders unless and until adequate financing arrangements have been arranged.

STAC understands that the Special Committee will be reviewing the Offer with its financial and legal advisors and will formally respond following completion of their evaluation.

Important Information:

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. Neither STAC nor any of its affiliated or associated persons has commenced the takeover bid to which this communication relates. Shareholders of MID and other interested parties are urged to read the take-over bid circular/offer to purchase and other relevant documents to be filed with Canadian and U.S. securities authorities when they become available because they will contain important information that MID shareholders should consider before tendering their shares. Shareholders of MID will be able to obtain copies of these documents for free, when available, through the SEDAR at www.sedar.com and the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Cautionary Information Regarding Forward-Looking Statements:

Statements about the intentions of STAC and the expected effects, timing and completion of the proposed takeover bid and all other statements in this release other than historical facts constitute forward-looking statements. The statements are not a guarantee as to future performance and involve risks and uncertainties that are difficult to predict. The statements are based upon STAC’s current expectations and beliefs and are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements including, among other things, whether the conditions to the Offer will be satisfied, general economic factors, business and capital market conditions, general industry trends, changes in tax or other requirements and government regulation. There can be no assurance that any transaction will be consummated. STAC disclaims any obligation to update or revise information in this news release based on new information or otherwise, unless required by law.